

Mail Stop 3720

September 26, 2006

J. Todd Raymond
Secretary
Stratus Services Group, Inc.
149 Avenue of the Commons, Suite 4
Shrewsbury, NJ 07702

      RE: **Stratus Services Group, Inc.**
             Preliminary Proxy Statement on Schedule 14A
             Filed August 30, 2006
             File No. 1-15789

Dear Mr. Raymond:

      We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Item 11 of Schedule 14A as well as the other matters set forth below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Number 3, page 16

1.   We note your disclosure on page 16 that your planned increase in the number of authorized shares of common stock is necessary to free up shares to be issued pursuant to various commitments. Please revise to include all of the disclosure required by Item 11 of Schedule 14A, including disclosure of the planned use of the newly authorized shares needed to fulfill commitments to the holders of your convertible notes and Series F Preferred Stock. For example, summarize the transaction between your company and Pinnacle, as discussed in footnotes 10.b and 11 of your financial statements for the three months ended June 30, 2006, including clarification of the terms of the $2,356,850 aggregate principal amount convertible note issued to Pinnacle in exchange for 21,531 shares of Series I preferred stock, and to specify whether Pinnacle has any registration rights with respect to the common stock underlying the convertible notes. As another example, clearly state that Mr. Raymond, your Chairman, president and CEO, is the sole owner of the Series F Preferred Stock and describe the conversion terms of those securities. Also, specify the "non-plan options and warrants" that are exercisable for common stock, including who holds the options and warrants and when those securities are exercisable.

2.	Disclose whether or not you have any current plans to issue shares in connection with raising additional capital or acquiring other businesses.

Securities Ownership of Certain Beneficial Owners and Management, page 20

3.	In a footnote to the beneficial ownership table, please name the natural person or persons that have voting and/or dispositive power over the shares held by Pinnacle Investment Partners, LLP.

Other Information, page 33

4.	Please revise this section to include your enhanced discussion of the dismissal of Amper, Politziner & Mattia, P.C. and subsequent amendment of your periodic reports that appears on page 25 of your Form 10-Q for the three months ended June 30, 2006. Also briefly summarize the recent restatement triggered by your method for accounting for derivative liabilities in accordance with EITF 00-19 and SFAS 133.

Annual Report to Shareholders, page 35

5.	Please confirm in your response letter that once you resolve staff comments on your Form 10-K for the fiscal year ended September 30, 2005, you will deliver an annual report to shareholders containing revised financial statements and related disclosure that reflect the staff's comments on your Form 10-K.

*	*	*	*

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

Philip D. Forlenza, Esq.
Giordana, Halleran & Ciesla, P.C.
Via Facsimile: (732) 224-6599